TRADEQUEST INTERNATIONAL, INC.

801 Brickell Bay Drive

Suite 1965

Miami, Florida 33131

telephone (305) 377-2110

'CORRESP'

December 22 2006

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director

Re:	Tradequest International, Inc. (the "Company")
Form SB-2
File No. 333-138800
Date Filed: November 17, 2006

Ladies and Gentlemen:

Reference is made to the staff’s comments under cover of its letter dated December 11, 2006 and follow-up conversation between the staff and our counsel on the above-referenced filing. Further to our letter of December 20, 2006, please be advised as follows:

General

1.           Given the nature and size of the transaction being registered for resale by entities all under common control (e.g., you are registering approximately 100% the number of shares currently issued and outstanding prior to this offering), advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Response. In light of the staff’s objection as conveyed in our telephone conversation of December 21, 2006, we are prepared to reduce further the number of shares to be registered to 13,468,477. We have included with this correspondence a supplemental page reflecting the selling security holder calculations.

If the foregoing is acceptable to the staff, we will file an amendment to the registration statement reflecting this reduction and related information and other updating to the previously filed registration statement.

Securities and Exchange Commission

December 22, 2006

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact the undersigned or our counsel, James M. Schneider, Esq., Schneider Weinberger & Beilly, LLP, 2200 Corporate Boulevard, NW, Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612, email: jim@swblaw.net. Thank you for your considerations and courtesies in this matter.

Very truly yours,

/s/ Luis Alvarez

Luis Alvarez, CEO

cc:           James M. Schneider, Esq.

Securities and Exchange Commission

December 22, 2006

TRADEQUEST INTERNATIONAL, INC.

SELLING SECURITY HOLDER CALCULATIONS

December 21, 2006

I/O shares	75, 245,142
Less affiliates[1]	(34,431,667)
	40,813,475	33% = 13,468,447 shares

Selling security holder	% purchased in offering	Shares included in R/S2

New Millennium	1.2%	161,621
AJW Qualified	28.9%	3,892,381
AJW Partners	9.3%	1,252,566
AJW Offshore	60.6%	8,161,879
	100.0%	13,468,447

_________________________

1 Luis (10,000,000) and Messrs. Erbiti (7,061,667), Landis (5,150,000), Biggs (3,100,000) and Arnold (9,120,000).

2 number of shares included in the registration statement is equal to the percentage of the offering the selling security holder purchased.